UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 226406106	Page 2 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,179
8. SHARED VOTING POWER 195,062,573
9. SOLE DISPOSITIVE POWER 1,179
10. SHARED DISPOSITIVE POWER 195,062,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,062,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	34.78%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 226406106	Page 3 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 195,062,573
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 195,062,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,062,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	34.78%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 226406106	Page 4 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 195,062,573
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 195,062,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,062,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.78%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 226406106	Page 5 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 195,062,573
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 195,062,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,062,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.78%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 226406106	Page 6 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 195,062,573
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 195,062,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,062,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.78%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 226406106	Page 7 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 195,062,573
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 195,062,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,062,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.78%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 226406106	Page 8 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 195,062,573
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 195,062,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,062,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.78%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 226406106	Page 9 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 195,062,573
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 195,062,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,062,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.78%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 226406106	Page 10 of 22 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 11 TO SCHEDULE 13D

This Amendment No. 11 Schedule 13D (“Amendment No. 11”) amends and restates Items 2, 3, 4 and 5 and supplements Item 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No. 11 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D
CUSIP No. 226406106	Page 11 of 22 Pages

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(iv)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”); and

(vii)	Dolphin Fund PLC, a limited liability company organized under the laws of the Isle of Man (“Dolphin”) (Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay, Agroinvestment and Dolphin being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Washington Mall West, 2nd Floor; 7 Reid Street, Hamilton HM 11, Bermuda; IFISA’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo, of the Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Colonia 810, Of. 803, CP 11000, Montevideo, Republic of Uruguay; and Dolphin’s principal offices are located at Chamberlain Fund Services Limited (Manager) Chamberlain Fund Services Ltd. 3rd Floor, 54-62 Athol Street, Douglas, Isle of Man IM1 1JE. Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

SCHEDULE 13D
CUSIP No. 226406106	Page 12 of 22 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of July 31, 2009, the Cresud common shares beneficially owned by the Reporting Persons consisted of 195,062,573 shares, representing 34.78% of Cresud’s share capital on a fully diluted basis (i.e., assuming that all of the outstanding New Warrants to acquire common shares are exercised by the holders thereof).

The funds used to purchase the Cresud common shares, ADRs and New Warrants were derived from working capital, short term financing, other lines of credit and the capital increases.

Item 4.	Purpose of Transaction

Since March 21, 2009, the Reporting Persons increased their beneficial ownership of Cresud common shares by selling shares and acquiring New Warrants representing an additional 0.38% of Cresud’s outstanding share capital on a fully diluted basis. Such increase was the net result of sales of the equivalent of 1,600 Cresud common shares and purchases of 6,388,165 New Warrants in the open market.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A attached hereto, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from March 21, 2009, to July 31, 2009 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of July 31, 2009, the Reporting Persons beneficially owned 195,062,573 common shares of Cresud, representing 34.78% of its share capital on a fully diluted basis.

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of July 31, 2009:

Shareholder	Number of Shares Currently Owned(1)	% of Currently Outstanding Shares(1)	New Warrants Outstanding	Number of Common Shares on Fully Diluted Basis(2)	% of Common Shares on a Fully Diluted Basis(2)

Reporting Persons	167,588,880	33.41%	82,421,078	195,062,573	34.78%

Total	501,538,610		177,708,473	560,774,768

(1)	Does not take into account any exercise of New Warrants outstanding as of July 31, 2009.
(2)	Assuming that all holders of outstanding New Warrants (including the Reporting Persons) exercise all such New Warrants.

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay, CVC Cayman and Agroinvestment. Elsztain is the beneficial owner of 37.81% of IFIS, including: (a) 15.99% owned indirectly through Agroinvestment, (b) 11.05% owned indirectly through CVC Uruguay, (c) 10.65% owned indirectly through Dolphin and (c) 2.08% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.

SCHEDULE 13D
CUSIP No. 226406106	Page 13 of 22 Pages

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA is the direct owner of 195,060,561 shares of Cresud common shares representing approximately 34.78% of Cresud’s common shares on a fully diluted basis.

(iv)	Dolphin Fund directly owns 10.65% of IFIS on a fully diluted basis.

(v)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own Cresud common shares.

(vi)	CAM does not own Cresud common shares.

(vii)	Agroinvestment does not own Cresud common shares.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership on a fully diluted basis of Cresud as of July 31, 2009:

Ownership structure as of 31 Jul 2009

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional New Warrants (as defined herein) and/or common shares of Cresud from time to time in the open market, in privately negotiated transactions or otherwise.

SCHEDULE 13D
CUSIP No. 226406106	Page 14 of 22 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 167,588,880 common shares, representing 33.41% of the issued and outstanding common shares of Cresud, as of July 31, 2009.

As of July 31, 2009, assuming that (i) the Reporting Persons exercise all of their New Warrants to acquire additional common shares of Cresud and (ii) none of the other holders of the New Warrants exercise such warrants, the Reporting Persons would control 36.87% of the common shares of Cresud.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A attached hereto in Cresud common shares and New Warrants that were effected during the last sixty days are listed on Annex I.

(d)-(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Amendment No. 6, 8, 9 and 10 previously filed is hereby amended by adding the following agreements:

Expiration of the plan for the acquisition of Cresud’s own shares. The plan for the acquisition of Cresud’s own shares, previously informed in Amendment No. 8 and 10 expired on May 31, 2009. As of the date of this Schedule 13-D Cresud had acquired through the acquisition plan 30,000,000 of its own ordinary shares, representing a 5.35% of its own share capital on a fully diluted basis.

Purchase Agreement. On June 30, 2009 Dolphin entered into a purchase agreement (“Purchase Agreement”) with IFISA pursuant to which Dolphin sell to IFISA 1,467,079 Cresud common shares, 201,450 ADRs and 2,036,680 New Warrants for a total amount of ARS Ps. 13,569,245.45. The price per common share, ADR and New Warrant was established in accordance with the closing price for June 30, 2009, in the Buenos Aires Stock Exchange and NASDAQ. The Cresud common shares and the ADRs acquired represent the equivalent of 4,036,347 Cresud common shares.

Other than as set forth above or otherwise described in Amendments No. 6, 8, 9 and 10 previously filed, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

Item 7.	Materials to be filed as Exhibits

None.

SCHEDULE 13D
CUSIP No. 226406106	Page 15 of 22 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	5.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

3.	Joseph Steinberg Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of the United States

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

SCHEDULE 13D
CUSIP No. 226406106	Page 16 of 22 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Citizen of Argentina

2.	Saul Zang Director Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Citizen of Argentina

Directors of Dolphin Fund PLC

1.	Eduardo Sergio Elsztain (Chairman) 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina	4.	Saul Zang 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

2.	Gary Gladstein 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of USA	5.	Mario Blejer 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

3.	Elizabeth Tansell 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Isle of Man

SCHEDULE 13D
CUSIP No. 226406106	Page 17 of 22 Pages

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 226406106	Page 18 of 22 Pages

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 226406106	Page 19 of 22 Pages

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Bartolomé Chief Executive Officer of the Argentine Operation Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	6.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 226406106	Page 20 of 22 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days.

IFISA’s transactions in CRESUD ADR’s

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	06/30/2009	201,450	$9.43	OTC

IFISA’s transactions in CRESUD Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	06/30/2009	1,467,079	$3.7	OTC

IFISA’s transactions in CRESUD Warrants

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	06/03/2009	23,322	$0.11	NASDAQ
Buy	06/04/2009	331,400	$0.1286	NASDAQ
Buy	06/04/2009	1,064,738	$0.5	Buenos Aires Stock Exchange
Buy	06/05/2009	135,531	$0.13	NASDAQ
Buy	06/05/2009	529,997	$0.5	Buenos Aires Stock Exchange
Buy	06/16/2009	10,800	$0.11	NASDAQ
Buy	06/30/2009	2,127	$0.11	NASDAQ
Buy	06/30/2009	2,036,680	$0.12	OTC
Buy	07/01/2009	3,040	$0.11	NASDAQ
Buy	07/17/2009	780	$0.11	NASDAQ
Buy	07/24/2009	224,456	$0.4	Buenos Aires Stock Exchange

Dolphin’s transactions in CRESUD ADR’s

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	06/30/2009	201,450	$9.43	OTC

Dolphin’s transactions in CRESUD Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	06/30/2009	1,467,079	$3.7	OTC

Dolphin’s transactions in CRESUD Warrants

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	06/30/2009	2,036,680	$0.12	OTC

SCHEDULE 13D
CUSIP No. 226406106	Page 21 of 22 Pages

David Perednik’s transactions in Cresud ADR’s

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	07/01/2009	5,100	$9.7992	OTC
Buy	07/02/2009	2,000	$9.3137	OTC

Gary Gladstein’s transactions in Cresud ADR’s

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	05/01/2009	2,146	$8.29	NASDAQ
Sell	05/04/2009	254	$9.22	NASDAQ
Sell	06/01/2009	3,700	$10.50	NASDAQ
Sell	06/01/2009	26,300	$10.50	NASDAQ

SCHEDULE 13D
CUSIP No. 226406106	Page 22 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: August 11, 2009

Eduardo S. Elsztain		Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Dolphin Fund PLC		Agroinvestment S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board